SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ROSEHILL RESOURCES INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

777385105

(CUSIP Number)

The K2 Principal Fund, L.P.

2 Bloor St West, Suite 801

Toronto, Ontario, M4W 3E2

Tel: (416) 365-2155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.777385105

1	NAME OF REPORTING PERSONS THE K2 PRINCIPAL FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,523,233
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,523,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No.777385105

1	NAME OF REPORTING PERSONS K2 GENPAR L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,523,233
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,523,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No.777385105

1	NAME OF REPORTING PERSONS K2 GENPAR 2009 INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,523,233
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,523,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No.777385105

1	NAME OF REPORTING PERSONS SHAWN KIMEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,523,233
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,523,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.777385105

1	NAME OF REPORTING PERSONS SHAWN KIMEL INVESTMENTS, INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,523,233
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,523,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No.777385105

1	NAME OF REPORTING PERSONS K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,523,233
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,523,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

The Reporting Persons (defined herein) previously filed statements of beneficial ownership on Schedule 13G with the Securities and Exchange Commission on May 9, 2017 and March 16, 2016. The Reporting Persons may be deemed to beneficially own in excess of 20% of the Issuer’s (as defined herein) Class A Common Stock, par value $0.0001 per share. Accordingly, the Reporting Persons are filing this statement on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1(f) thereunder.

Item 1.	SECURITY AND ISSUER

The name of the issuer is Rosehill Resources Inc., a Delaware corporation (the “Issuer”), formerly known as KLR Energy Acquisition Corp. The address of the Issuer’s principal executive offices is 16200 Park Row, Suite 300, Houston, Texas, 77084. This Schedule 13D relates to the Issuer’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), including Common Stock that may be obtained upon the exercise of warrants, each entitling the holder thereof to purchase one share of Common Stock for $11.50 (“Warrants”), and Common Stock that may be obtained upon the conversion of shares of 8.000% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”).

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed jointly by:

(i)	The K2 Principal Fund, L.P., an Ontario limited partnership (the “Fund”)

(ii)	K2 GenPar L.P., an Ontario limited partnership (the “GP”), the general partner of the Fund

(iii)	K2 GenPar 2009 Inc., an Ontario corporation (“GenPar 2009”), the general partner of the GP

(iv)	Shawn Kimel, a citizen of Canada (“Kimel”), the sole owner of SKI

(v)	Shawn Kimel Investments, Inc., an Ontario corporation (“SKI”), which owns 100% of the equity interests in GenPar 2009 and 66.5% of the equity interests of K2 & Associates

(vi)	K2 & Associates Investment Management Inc., an Ontario corporation (“K2 & Associates”)

The Fund, the GP, GenPar 2009, Kimel, SKI and K2 & Associates are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

(b)	The address of the principal business and principal business office of each of the Reporting Persons is 2 Bloor St West, Suite 801, Toronto, Ontario, M4W 3E2

(c)

(i)	The principal business of the Fund is to invest in securities.

(ii)	The principal business of the GP is to serve as the general partner of the Fund.

(iii)	The principal business of GenPar 2009 is to serve as the general partner of the GP.

(iv)	The principal occupation or employment of Mr. Kimel is to serve as the president of each of SKI, GenPar 2009 and K2 & Associates.

(v)	The principal business of SKI is to serve as a holding company for investment purposes.

(vi)	The principal business of K2 & Associates is to serve as investment manager and advisor to the Fund.

Information with respect to executive officers and directors of GenPar 2009, SKI and K2 & Associates is attached hereto as Annex A.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The information set forth in Item 2(a) of this Schedule 13D is incorporated herein by reference. The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the applicable Reporting Persons is set forth in Annex A, which is incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In connection with the Issuer’s Business Combination (as defined in the Issuer’s Form 8-K filed December 20, 2016), the Fund entered into a Subscription Agreement, dated December 20, 2016 (the “K2 Subscription Agreement”), with the Issuer and KLR Energy Sponsor, LLC (“KLR Sponsor”), pursuant to which the Issuer agreed to issue and sell in a private placement an aggregate of 10,000 shares of Series A Preferred Stock and 666,667 Warrants to the Fund in exchange for an aggregate purchase price of $10,000,000. The closing of such issuance and sale of Series A Preferred Stock and Warrants occurred on April 27, 2017. KLR Sponsor also agreed in the K2 Subscription Agreement to contribute an aggregate of 63,539 shares of Common Stock to the Fund for no additional consideration. In addition, the Fund entered into a Commitment Agreement, dated April 25, 2017 (the “Commitment Agreement”), with the Issuer and KLR Sponsor pursuant to which the KLR Sponsor agreed to transfer 37,212 shares of Common Stock to the Fund in exchange for the Fund’s agreement not to elect that the Issuer redeem 430,000 public shares of Common Stock (which were then owned by the Fund) in connection with the closing of the Business Combination. The closing of the transactions contemplated by the Commitment Agreement occurred in connection with the Business Combination closing. Purchases of securities of the Issuer by the Reporting Persons prior to the consummation of the Issuer’s Business Combination were reported by the Reporting Persons on a Schedule 13G.

The foregoing amounts paid were funded with the Fund’s cash on hand from existing investment portfolios.

Item 4.	PUROSE OF TRANSACTION

The securities covered by this Schedule 13D were acquired in connection with the Issuer’s Business Combination for investment purposes, without the intention of changing or influencing control of the Issuer or participating in any transaction having that purpose or effect.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. Except as stated herein, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of the investment described in this Schedule 13D and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Issuer, other holders of securities of the Issuer or other third parties regarding such matters.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)

The K2 Principal Fund, L.P.
Amount beneficially owned:	2,523,233 (1)
Percent of class:	32.0% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:		0
Shared power to vote or direct the vote:		2,523,233 (1)
Sole power to dispose or direct the disposition of:		0
Shared power to dispose or direct the disposition of:		2,523,233 (1)

K2 GenPar L.P.
Amount beneficially owned:	2,523,233 (1)
Percent of class:	32.0% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:		0
Shared power to vote or direct the vote:		2,523,233 (1)
Sole power to dispose or direct the disposition of:		0
Shared power to dispose or direct the disposition of:		2,523,233 (1)

K2 GenPar 2009 Inc.
Amount beneficially owned:	2,523,233 (1)
Percent of class:	32.0% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:		0
Shared power to vote or direct the vote:		2,523,233 (1)
Sole power to dispose or direct the disposition of:		0
Shared power to dispose or direct the disposition of:		2,523,233 (1)

Shawn Kimel
Amount beneficially owned:	2,523,233 (1)
Percent of class:	32.0% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:		0
Shared power to vote or direct the vote:		2,523,233 (1)
Sole power to dispose or direct the disposition of:		0
Shared power to dispose or direct the disposition of:		2,523,233 (1)

Shawn Kimel Investments, Inc.
Amount beneficially owned:	2,523,233 (1)
Percent of class:	32.0% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:		0
Shared power to vote or direct the vote:		2,523,233 (1)
Sole power to dispose or direct the disposition of:		0
Shared power to dispose or direct the disposition of:		2,523,233 (1)

K2 & Associates Investment Management Inc.
Amount beneficially owned:	2,523,233 (1)
Percent of class:	32.0% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:		0
Shared power to vote or direct the vote:		2,523,233 (1)
Sole power to dispose or direct the disposition of:		0
Shared power to dispose or direct the disposition of:		2,523,233 (1)

(1)	The reported amount includes 1,165,848 shares issuable upon the exercise of Warrants and 869,565 shares issuable upon conversion of shares of Series A Preferred Stock.
(2)	Calculation is based upon 7,891,992 shares of Common Stock outstanding, which is the sum of: (i) 5,856,579 shares of Common Stock outstanding as of June 20, 2017, as reported by the Issuer in a Prospectus (filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended) filed on June 20, 2017, (ii) 1,165,848 shares of Common Stock that the Reporting Persons can acquire upon exercise of Warrants, and (iii) 869,565 shares of Common Stock that the Reporting Persons can acquire upon conversion of shares of Series A Preferred Stock.

The Fund is the record holder (and may be deemed to be the beneficial owner) of 487,820 shares of Common Stock, 1,165,848 Warrants, which are exercisable for 1,165,848 shares of Common Stock, and 10,000 shares of Series A Preferred Stock, which are convertible into 869,565 shares of Common Stock. Each of the Reporting Persons may be deemed to be beneficial owners of the above-referenced 2,523,233 shares of Common Stock, and Mr. Shawn Kimel, as president of each of SKI, GenPar 2009 and K2 & Associates, exercises ultimate voting and investment powers over these securities.

(c)	Annex B hereof sets forth the transactions by the Reporting Persons in the securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this statement up through the date hereof. Except as otherwise disclosed in Annex B, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this statement up through the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Subscription Agreements

In connection with its entry into the Business Combination Agreement (as defined in the Issuer’s Form 8-K filed December 20, 2016), the Issuer entered into Subscription Agreements, each dated as of December 20, 2016, (each a “Subscription Agreement”) with KLR Sponsor and each of the Fund, Anchorage Illiquid Opportunities V, L.P., AIO V AIV 3 Holdings, L.P, and Geode Diversified Fund, a segregated account of Geode Capital Master Fund Ltd. (each, a “Purchaser”), pursuant to which, among other things, the Issuer agreed to issue and sell in a private placement an aggregate of 75,000 shares of Series A Preferred Stock, which are convertible into shares of Common Stock at a conversion price of $11.50 per share (subject to certain adjustments) and (b) 5,000,000 Warrants for aggregate gross proceeds of $75 million. Additionally, KLR Sponsor agreed to contribute an aggregate of up to 734,704 shares of Common Stock to the Purchasers. The private placement was conditioned upon, and closed concurrently with, the Business Combination.

Pursuant to the Subscription Agreements, the Purchasers are entitled to certain registration rights, subject to customary black-out periods, cutback provisions and other limitations as set forth therein.

The foregoing description of the Subscription Agreements does not purport to be complete and, as to the K2 Subscription Agreement, is qualified in its entirety by the terms and conditions of the K2 Subscription Agreement entered into by the Fund, which was filed as Exhibit 10.4 to the Form 8-K filed by the Issuer on December 20, 2016, and which is incorporated herein by reference.

Commitment Agreement

On April 25, 2017, the Issuer entered into the Commitment Agreement with KLR Sponsor and the Fund, pursuant to which the Fund agreed not to elect that the Issuer redeem 430,000 public shares of Common Stock (owned by the Fund) that were then owned by the Fund in connection with the closing of the Business Combination pursuant to the Business Combination Agreement.

Pursuant to the Commitment Agreement, the KLR Sponsor agreed, following the closing of the Business Combination, to transfer to the Fund 37,212 shares of Common Stock (the “K2 Shares”). The K2 Shares are entitled to customary registration rights.

The foregoing description of the Commitment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Commitment Agreement entered into by the Fund, which was filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on April 28, 2017, and which is incorporated herein by reference.

8.0% Series A Cumulative Perpetual Preferred Stock

Holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the board of directors of the Issuer, cumulative dividends, payable in cash, Series A Preferred Stock, or a combination thereof, in each case, at the sole discretion of the Issuer, at an annual rate of 8% on the $1,000 liquidation preference per share of the Series A Preferred Stock, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on July 15, 2017.

Each share of Series A Preferred Stock has a liquidation preference of $1,000 per share and is convertible, at the holder’s option at any time, initially into 86.9565 shares of Common Stock (which is equivalent to an initial conversion price of approximately $11.50 per Share), subject to specified adjustments and limitations as set forth in the Certificate of Designations of the Series A Preferred Stock (“Certificate of Designations”). Under certain circumstances, the Issuer may increase the conversion rate upon a “fundamental change” as described in the Certificate of Designations.

At any time on or after April 27, 2019, the Issuer may, at its option, give notice of its election to cause all outstanding shares of Series A Preferred Stock to be automatically converted into shares of Common Stock at the conversion rate, if the closing sale price of the Common Stock equals or exceeds 120% of the conversion price for at least 20 trading days in a period of 30 consecutive trading days, as described in the Certificate of Designations. However, in any 30-day period, the Issuer may not convert a number of shares of Series A Preferred Stock in excess of the number of shares of Series A Preferred Stock which would convert into 15% of the number of shares of Common Stock traded on NASDAQ in the preceding calendar month.

Except as required by law or the Issuer’s charter, which includes the Certificate of Designations, the holders of Series A Preferred Stock have no voting rights (other than with respect to certain matters regarding the Series A Preferred Stock or when dividends payable on the Series A Preferred Stock have not been paid for an aggregate of six or more quarterly dividend periods, whether or not consecutive, as provided in the Certificate of Designations).

The foregoing description of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by the terms, rights, obligations and preferences of the Series A Preferred Stock, as set forth in the Certificate of Designations, filed as Exhibit 3.2 to the Form 8-K filed by the Issuer on May 3, 2017.

Warrants

Each Warrant entitles the registered holder to purchase one Share at a price of $11.50 per share, subject to adjustment as discussed in the Warrant Agreement dated March 10, 2016. The Warrants are exercisable at any time commencing 30 days after the completion of the Business Combination, which occurred on April 27, 2017. The Warrants expire five years after the completion of the Business Combination, or earlier upon redemption or liquidation.

No warrant will be exercisable for cash or on a cashless basis. Once the warrants become exercisable, the Company may call the warrants for redemption: (i) in whole and not in part; (ii) at a price of $0.01 per warrant; (iii) upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and (iv) if, and only if, the reported last sale price of the Class A common stock equals or exceeds $21.00 per Share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Issuer sends the notice of redemption to the Warrant holders; provided there is an effective registration statement with respect to the shares of Common Stock underlying such Warrants and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If the Issuer calls the Warrants for redemption as described above, Issuer management will have the option to require any holder that wishes to exercise his, her or its Warrant to do so on a “cashless basis.”

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the terms, rights, obligations and preferences of the Warrants, as set forth in the Warrant Agreement, dated March 10, 2016, and filed as Exhibit 4.1 to the Form 8-K filed by the Issuer on March 16, 2016.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the best of the Reporting Persons’ knowledge, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement

Exhibit B:	Subscription Agreement, dated as of December 20, 2016, by and between KLR Energy Acquisition Corp., KLR Energy Sponsor, LLC, and The K2 Principal Fund, L.P. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer on December 20, 2016)

Exhibit C:	Commitment Agreement, dated as of April 25, 2017, by and among KLR Energy Sponsor, LLC, KLR Energy Acquisition Corp. and The K2 Principal Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on April 28, 2017)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2017

THE K2 PRINCIPAL FUND, L.P.

By:	K2 GENPAR L.P., its General Partner

By:	K2 GENPAR 2009 INC., its General Partner

By:	/s/ Shawn Kimel
Shawn Kimel
President

K2 GENPAR, L.P.

By: K2 GENPAR 2009 INC., its General Partner

By:	/s/ Shawn Kimel
Shawn Kimel
President

K2 GENPAR 2009 INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

/s/ Shawn Kimel
Shawn Kimel, in his individual capacity

Annex A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the directors and executive officers of K2 GenPar 2009 Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Shawn Kimel (President and Director)	President and Director of SKI, GenPar 2009 and K2 & Associates 2 Bloor St West, Suite 801 Toronto, Ontario, M4W 3E2	Canadian

The following table sets forth certain information with respect to the directors and executive officers of K2 & Associates Investment Management Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Shawn Kimel (President and Director)	President and Director of SKI, GenPar 2009 and K2 & Associates 2 Bloor St West, Suite 801 Toronto, Ontario, M4W 3E2	Canadian

Warren Kimel (Director)	Chief Executive Officer, Fabricland 1450 Castlefield Ave. Toronto, ON M6M 1Y6	Canadian

Ronald Kimel (Director)	Vice President, Westdale Construction Co. 35 Lesmill Road North York, ON M3B 2T3	Canadian

The following table sets forth certain information with respect to the directors and executive officers of Shawn Kimel Investments, Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Shawn Kimel (President and Director)	President and Director of SKI, GenPar 2009 and K2 & Associates 2 Bloor St West, Suite 801 Toronto, Ontario, M4W 3E2	Canadian

Annex B

Schedule of Transactions

The K2 Principal Fund, L.P.

Date of Transaction	Security	Amount of Securities Bought (Sold)	Unit Cost	Where and How Effected
4/19/2017	Class A Common Stock	(2,500)	$10.4000	Open Market
4/20/2017	Class A Common Stock	(2,500)	$10.4100	Open Market
4/21/2017	Class A Common Stock	(1,800)	$10.4083	Open Market
4/24/2017	Class A Common Stock	(23,817)	$10.4129	Open Market
4/24/2017	Warrants to purchase Class A Common Stock	(26,400)	$1.2569	Open Market
4/25/2017	Class A Common Stock	(21,600)	$10.4361	Open Market
4/25/2017	Warrants to purchase Class A Common Stock	(10,000)	$1.8000	Open Market
5/8/2017	Class A Common Stock	(76)	$9.4100	Open Market
5/9/2017	Class A Common Stock	(2,573)	$9.0624	Open Market
5/10/2017	Class A Common Stock	(5,505)	$9.0443	Open Market
5/16/2017	Class A Common Stock	(1,000)	$9.1700	Open Market
5/22/2017	Class A Common Stock	(1,700)	$9.3177	Open Market
5/23/2017	Class A Common Stock	(110)	$9.2955	Open Market
5/25/2017	Class A Common Stock	(900)	$9.3300	Open Market
5/26/2017	Class A Common Stock	(3,900)	$9.3585	Open Market
5/30/2017	Class A Common Stock	(531)	$9.1276	Open Market
5/31/2017	Class A Common Stock	(67)	$9.2500	Open Market
6/2/2017	Class A Common Stock	(200)	$9.1900	Open Market
6/6/2017	Class A Common Stock	(200)	$9.1450	Open Market
6/14/2017	Class A Common Stock	(100)	$8.6000	Open Market
6/23/2017	Class A Common Stock	(25,100)	$8.4167	Open Market
6/26/2017	Class A Common Stock	(1,863)	$8.4992	Open Market
6/27/2017	Class A Common Stock	(6)	$8.5000	Open Market